Exhibit 21.1

Subsidiaries of LINC Logistics Company

Name of Subsidiary	Jurisdiction of Incorporation/ Organization	Additional Trade Name
Central Global Express, Inc.	Michigan
CTX, Inc.	Michigan
Dedicated Fuel, LLC	Michigan
Flint Special Services, Inc.	Michigan
LGSI Equipment, Inc. of Wyoming	Wyoming
LGSI Equipment of Indiana, LLC	Indiana
LINC Ontario, Ltd.	Michigan	Mohican Transport
Logistics Insight Corp.	Michigan	Logistics Insight Corporation
Logistics Insight Corporation S. de R.L. de C.V.	Mexico
Logistics Insight GmbH	Germany
Logistics Services, Inc.	Michigan
Maintenance Insight, LLC	Michigan
Oakland Logistics Service, Inc.	Michigan
On Demand Transport, Inc.	Michigan
OTR Logistics, Inc.	Michigan
Pro Logistics, Inc.	Michigan